Exhibit 99.1

Previously Announced Private Placement Delayed

Montreal, Canada, December 14, 2009 – Copernic Inc., (the “Company”), (NASDAQ: CNIC) today announced that the parties have mutually agreed to a short delay in the closing of the previously announced private placement of 500,000 common shares to 2208270 Ontario Limited.  Closing has been rescheduled to January 29, 2010.  Other than the change in the closing date, all the other terms and conditions for the private placement remain unchanged and the parties continue to be bound to the terms of the private placement.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mycopernic.com and www.copernic.com.  With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC.

More information can be found at www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR MORE INFORMATION CONTACT:

Copernic Inc.
Marc Ferland
President and Chief Executive Officer
Telephone Toll Free:  (877) 289-4682 #1013
Telephone Local:  (418) 527-0528 #1013
Email:  mferland@copernic.com
Website:www.copernic.com